SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 23)*

ModivCare Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

743815102

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

with a copy to:

Debevoise & Plimpton LLP

Attention: William D. Regner, Esq.

66 Hudson Boulevard

New York, NY 10001

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743815102	13D/A	Page 2 of 10

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,982,751
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,982,751

11.	Aggregate amount beneficially owned by each reporting person 2,982,751
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.9%
14.	Type of reporting person (see instructions) IA

CUSIP No. 743815102	13D/A	Page 3 of 10

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,344,778
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,344,778

11.	Aggregate amount beneficially owned by each reporting person 2,344,778
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 16.4%
14.	Type of reporting person (see instructions) OO

CUSIP No. 743815102	13D/A	Page 4 of 10

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,231,441
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,231,441

11.	Aggregate amount beneficially owned by each reporting person 2,231,441
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.6%
14.	Type of reporting person (see instructions) PN

CUSIP No. 743815102	13D/A	Page 5 of 10

1.	Names of reporting persons. Coliseum Capital Partners II, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 113,337
	9.	Sole dispositive power 0
	10.	Shared dispositive power 113,337

11.	Aggregate amount beneficially owned by each reporting person 113,337
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.8%
14.	Type of reporting person (see instructions) PN

CUSIP No. 743815102	13D/A	Page 6 of 10

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,982,751
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,982,751

11.	Aggregate amount beneficially owned by each reporting person 2,982,751
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.9%
14.	Type of reporting person (see instructions) IN

CUSIP No. 743815102	13D/A	Page 7 of 10

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,982,751
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,982,751

11.	Aggregate amount beneficially owned by each reporting person 2,982,751
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.9%
14.	Type of reporting person (see instructions) IN

CUSIP No. 743815102	13D/A	Page 8 of 10

Explanatory Note: This Amendment No. 23 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) relating to the common stock, par value $0.001 per share (“Common Stock”) of ModivCare Inc. (the “Issuer”), filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on July 30, 2012 and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on August 20, 2012, Amendment No. 2 to the Initial 13D filed on September 13, 2012, Amendment No. 3 to the Initial 13D filed on November 28, 2012, Amendment No. 4 to the Initial 13D filed on August 15, 2013, Amendment No. 5 to the Initial 13D filed on October 28, 2014, Amendment No. 6 to the Initial 13D filed on February 23, 2015, Amendment No. 7 to the Initial 13D filed on March 16, 2015, Amendment No. 8 to the Initial 13D filed on March 17, 2017, Amendment No. 9 to the Initial 13D filed on December 13, 2017, Amendment No. 10 to the Initial 13D filed on May 10, 2018, Amendment No. 11 to the Initial 13D filed on June 1, 2018, Amendment No. 12 to the Initial 13D filed on June 7, 2018, Amendment No. 13 to the Initial 13D filed on November 14, 2019, Amendment No. 14 to the Initial 13D filed on June 12, 2020, and Amendment No. 15 to the Initial 13D filed on November 12, 2020, Amendment No. 16 to the Initial 13D filed on September 9, 2021, Amendment No. 17 to the Initial 13D filed on May 10, 2023, Amendment No. 18 to the Initial 13D filed on August 10, 2023, Amendment No. 19 to the Initial 13D filed on August 11, 2023, Amendment No. 20 to the Initial 13D filed on September 11, 2023, Amendment No. 21 to the Initial 13D filed on September 13, 2023, and Amendment No. 22 to the Initial 13D filed on September 18, 2023, amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

Coliseum Capital Partners II, L.P., a Delaware limited partnership (“CCP2”);

Adam Gray (“Gray”); and

Christopher Shackelton, a director of the Issuer (“Shackelton”).

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On December 13, 2024, Shackelton notified the board of directors of the Issuer (the “Board”) of his intention to resign as a director, effective December 13, 2024. The Reporting Persons remain supportive of the Board and the Issuer’s management.

The Reporting Persons acquired the Common Stock and the Issuer’s debt securities for investment purposes, and such purchases were made in the Reporting Persons’ ordinary course of business. In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock, the Issuer’s debt securities or other securities or derivative or other instruments that are based upon or relate to the value of securities of the Issuer, and in such manner, as they deem advisable to benefit from changes in market prices of the Common Stock or the Issuer’s debt securities, changes in the Issuer’s operations, business strategy or prospects, or from an acquisition, sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of the Common Stock and the Issuer’s debt securities, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule. The Reporting Persons reserve the right to formulate other plans and/or make other proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or additional amounts of the Issuer’s debt securities or dispose of all Common Stock or Issuer’s debt securities beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a)-(b)

The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons and their respective voting powers and disposition powers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 14,283,664 shares of Common Stock outstanding as of November 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the SEC on November 7, 2024.

CUSIP No. 743815102	13D/A	Page 9 of 10

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

Exhibit No.	Description

8	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

CUSIP No. 743815102	13D/A	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 13, 2024

COLISEUM CAPITAL MANAGEMENT, LLC	COLISEUM CAPITAL, LLC

By: /s/ Chivonne Cassar	By: /s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact	Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.	COLISEUM CAPITAL PARTNERS II, L.P.

By: Coliseum Capital, LLC, General Partner	By: Coliseum Capital, LLC, General Partner

By: /s/ Chivonne Cassar	By: /s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact	Chivonne Cassar, Attorney-in-fact

ADAM GRAY	CHRISTOPHER SHACKELTON

By: /s/ Chivonne Cassar	By: /s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact	Chivonne Cassar, Attorney-in-fact